SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ 00.001.180/0001-26

PUBLICLY HELD COMPANY

NIRE 53300000859

MINUTES OF THE 168TH SPECIAL MEETING OF SHAREHOLDERS HELD ON NOVEMBER 30, 2017

1.  DATE, TIME AND PLACE: Held on November 30, 2017, at 2:00 pm, at the registered office of the Company, located at Setor Comercial Norte, Quadra 06, Conjunto A, Bloco “A”, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900– Brasília – DF.

2. CALL OF MEETING: The call of meeting was published, pursuant to article 124 of Law 6,404/1976, dated December 15, 1976, as amended ("Brazilian Corporation Law"), in the Federal Gazette, in newspapers O Globo, Correio Braziliense and Valor Econômico, on 10.31.2017, 11.01.2017 and 11.03.2017, with the following content: "MINISTRY OF MINES AND ENERGY, CENTRAL ELÉTRICAS BRASILEIRAS SA - ELETROBRAS, (Publicly-held company), CNPJ 00.001.180/0001- 26. CALL OF MEETING - 168th Special Meeting of Shareholders We call on the Shareholders of Centrais Elétricas Brasileiras SA - Eletrobras to meet at the registered office of the Company in Brasilia, SCN Setor Comercial Norte Quadra 06, Conjunto A, Bloco A, 6th e 8th floors – Ed. Venâncio 3000, Asa Norte, ZIP CODE: 70716-900, Brasília-DF, on November 30, 2017, at 2:00 pm, at a Extraordinary General Meeting, to resolve on the full reform of the Company’s Bylaws, by modifying, including, renumbering or excluding the following Chapters, articles, items and paragraphs: (i) redrafting the title of Chapter I; (ii) amendment of Article 2 to include reference to the legislation in force; (iii) amendment of article 3 as follows: a. inclusion in the head provision of the wording of paragraph 7 of the same article; b. amendment of paragraph 1 in order to adjust the provision to article 2 of law 12,688 of July 18, 2012; c. amendment of paragraph 3, Paragraph 3 for reference to the Policy of Responsibilities of Eletrobras replacing the established limit; d. exclusion of the exception mentioned in paragraph 4; e. amendment of paragraph 5, disregarding the term "as far as possible, uniform"; f. amendment of paragraph 6 amendment with references to the law, articles and Appointment Policy; g. exclusion of paragraph 7 with the inclusion of its content in the head provision of the article; (iv) amendment of article 4, as follows: a. amendment of item I to suit the provisions of the Civil Code in force; b. amendment of item V to include the term "business interest"; c. redrafting item VI, with the removal of "and"; (v) redrafting the title of Chapter II; (vi) amendment of article 5, as follows: a. in the head provision, exclusion of the functions no longer exercised by Eletrobras; b. exclusion of items I and II, as the wording contains the corporate purpose (article 4, item I); c. exclusion of item III, since it is the duty of the energy research company (EPE), as per law 10,847, of March 15, 2004; d. renumbering and amendment of item IV, redefining the programs of access to electricity; e. transfer of the wording of item V to article 4, with inclusion of letter "e"; f. exclusion of items VI and VII, as the functions are no longer exercised by Eletrobras; g. renumbering and amendment of item VIIII, reinforcing the sustainable role of the company; h. renumbering and amendment of item IX, with the inclusion of the participation of the Electrical Energy Research Center – CEPEL; i. exclusion of item X, as the functions are no longer exercised by Eletrobras; j. renumbering and amendment of item XI, to redefine the role as to the efficiency of energy use by consumers; k. transfer of item XII to article 4, with amendment, considering the rational use and deployment of intelligent energy networks; l. inclusion of a new item concerning the obligation to draw up and disseminate the code of ethics and conduct of Eletrobras companies; d. inclusion of a new item requiring compliance with and enforcement of the Compliance Program of Eletrobras companies; n. inclusion of a new item to meet transparency requirements in accordance with article 8 of law No. 13.303, of June 30, 2016 ("Law 13,303") and article 13 of Decree 8,945, of December 27, 2016 ("Decree 8,945"); o. inclusion of a new item to ensure that companies act in full compliance with the code of ethics and conduct of Eletrobras Companies, the Foreign Corrupt Practices Act ("FCPA") and the Brazilian anti-corruption Law; (vii) inclusion of an article stating that Eletrobras must take all reasonable steps to ensure that all those acting on its behalf proceed in accordance with the provisions of the Code of Ethics and Conduct of Eletrobras Companies, the FCPA and Brazilian anti-corruption law; (viii) redrafting the title of Chapter III; (ix) renumbering of articles 6 and 7; (x) amendment of paragraph 1 of article 7 on hiring a financial institution responsible for the custody of shares; (xi) renumbering and redrafting Article 8; (xii) redrafting paragraphs 1 and 2 of article 8 with the replacement of the term "owners' equity" to "owned equity"; (xiii) renumbering Article 9; (xiv) amendment of paragraph 1 of article 9, with the replacement of the term "legal entity governed by internal public law for decision-making of Eletrobras" to "all shareholders of Eletrobras, in proportion to their interest"; (xv) renumbering of articles 10, 11 and 12; (xvi) renumbering and amendment of article 13, based on CVM Instruction 567 of September 17, 2015; (xvii) renumbering of article 14; renumbering of the title of Chapter IV, Management; (xviii) renumbering Articles 15 and 16; (xix) inclusion of paragraph in article 16 establishing the model of demonstration of the managers' requirements; (xx) renumbering and amendment of paragraph 2 of article 16 as a new article, in compliance with article 17 of Law 13,303 and articles 28 and 29 of Decree 8,945, in addition to the inclusion of the following provisions in said article: a. inclusion of a paragraph stating that the additional requirements for the appointment of directors be resolved at a Meeting; b. inclusion of a paragraph establishing the conditions for holding the office of officer and Chairman according to article 24, item II of Decree No. 8.945; (xxi) renumbering of paragraph 3 of article 16 as a new article; (xxii) transfer of article 17, its items and paragraphs, from Chapter "Management" to Chapter "Board of Directors", with its consequent renumbering aiming at the sequence of related matters: a. head provision: change in the number of Directors and adequacy to the legislation in force; b. item I: change in the number of directors appointed by the Ministry of Mines and Energy ("MME"), establishing the number of members that must meet the conditions provided in article 25 of law 13,303 and article 39 of Decree 8,945; c. item II: redrafting due to change in the nomenclature of the body; d. item III: amendment to include the need for the candidate for the election appointed by minority shareholders to meet the requirements of law 13,303; e. item IV: modification to include the need for the candidate appointed by the minority shareholders holding preferred shares to meet the requirements of law 13,303 and clarify that the quorum of election must exclude controlling shareholders, as per law 6,404, of December 15, 1976, as amended ("Law 6,404"); f. paragraph 3: amendment to include the time limit for access by the director elected by employees to the minutes of the meeting and documents concerning resolutions; g. inclusion of a paragraph setting the minimum percentage of independent directors, pursuant to law 13,303; h. inclusion of a paragraph stating that the MME must appoint the independent members of the Board of Directors if the remaining shareholders do not, as per paragraph 4 of article 36 of Decree 8,945; (xxiii) transfer of article 18 and its single paragraph, from Chapter "Management" to Chapter "Executive Board", with its consequent renumbering, aiming at the sequence of related matters; (xxiv) amendment of the head provision of article 18 with a view to the adequacy of the provision to the legislation in force, establishing the number of members of the Executive Board; (xxv) renumbering and redrafting Article 20; (xxvi) redrafting paragraph 4 of article 20; (xxvii) renumbering and amendment of article 19, including the presentation of an annual statement of assets to the Public Ethics Commission of the Presidency of Brazil ("CEP/PR") and the Federal Accounting Court ("TCU"); (xxviii) renumbering of article 21; (xxix) redrafting paragraphs 1, 2 and 3 of article 21; (xxx) inclusion of article, head provision and sole paragraph, on specific training of the managers when taking office and annually and the prohibition of reelection in case of non-participation, respectively, according to article 42, head provision, items and sole paragraph of Decree No. 8.945; (xxxi) renumbering of article 22; (xxxii) inclusion of an article on the accountability of managers in the event of creation of salary advantages without provision or in violation of what is established in employment agreements, collective bargaining agreement, job and salary plan and the legislation in force; (xxxiii) renumbering and amendment of article 24, head provision and item III to include the limit of compensated participation in the boards in accordance with the legislation in force; (xxxiv) renumbering of the title of Chapter V; (xxxv) renumbering and amendment of article 23, including the duty established in the article for the controlled companies; (xxxvi) amendment of paragraph 1 of article 23 to include the analysis of the Annual Plan of Internal Audit Activities (PAINT) and the Annual Report of the Internal Audit Activities (RAINT); (xxxvii) amend article 24 of the Articles of Incorporation, as follows: a. exclusion of items I and II, as the legislation in force already provides on the subject; b. renumbering and amendment of the sole paragraph, according to article 34 of Decree 8,945, which establishes the limit of the monthly compensation; c. inclusion of a paragraph stating that the members of the Board of Directors will have their travel and stay expenses reimbursed; (xxxviii) renumbering and amendment of article 25 with the inclusion of the term "three meetings interspersed in the last 12 meetings"; (xxxix) renumbering and amendment of article 26, as follows: a. head provision: inclusion of compliance with the law; b. amendment of item II, including exploration in "transmission" and "distribution" and the "permit" system; c. inclusion of an item establishing authority to resolve on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or controlled companies; d. renumbering of item III; and. renumbering and amendment of item IV, with reference to the limits of authority of the Board of Directors to the Policy of Responsibilities; f. renumbering and amendment of item V, with approval subject to the Policy of Responsibilities and inclusion of the terms "financing" and "controlled or non-controlled companies"; g. inclusion of an item establishing the authority of the Board of Directors to approve, in accordance with the Policy of Responsibilities, loans or financing, in Brazil or abroad, of controlled companies; h. renumbering and amendment of item VI with reference to the Policy of Responsibilities and inclusion of the term "business interest of Eletrobras in the energy sector"; i. renumbering of item VII; j. renumbering and amendment of item VIII, aiming at compliance with the articles of incorporation; k. renumbering and redrafting item IX; l. renumbering of items X and XI; m. renumbering and amendment of item XII, in compliance with the Policy of Responsibilities regarding the disposition of personal property; n. inclusion of an item establishing the authority to resolve on making and accepting donations with or without charges, in compliance with the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as the Policy of Responsibilities; o. exclusion of item XIII, since the subject was included in two provisions among the powers of the Board of Directors on the approval of the Strategic Plan and the Business and Management Master Plan ("PDNG") and of the investment projects of Eletrobras and its controlled companies according to the Policy of Responsibilities; p. renumbering, development and change of item XIV with the inclusion of an item on the request for information on contracts executed or to be executed and any other acts; q. inclusion of an item establishing the authority to implement and oversee the risk management systems, internal controls and compliance, pursuant to article 32, item II of Decree 8,945; a. inclusion of a clause establishing the authority to review, at least on a quarterly basis, the trial balance and financial statements according to resolution 16, of May 10, 2016, of the Inter-ministerial Committee for Corporate Governance and Management of Government Interests ("CGPAR"); s. renumbering of item XV; t. renumbering and redrafting item XVI; u. inclusion of a clause establishing the authority to appoint and remove the person holding the position of permanent member of the Internal Audit, the Ombudsman Office and Secretary of Governance; v. inclusion of an item establishing the authority to resolve on the duties and operation of the Internal Audit, the Ombudsman Office and the Secretary of Governance; c. inclusion of an item establishing the authority to resolve on proposals to implement corrective measures or measures to improve procedures and routines, due to the analysis of the statements received by the Ombudsman Office; x. inclusion of an item establishing competence to request periodic internal audit of the activities of the closed complementary pension entity that manages the company's benefits plan; and. renumbering of item XVII; z. renumbering and amendment of item XVIII, with reference to the provisions of the Appointment Policy; aa. exclusion of item XIX to suit the legislation in force; bb. exclusion of item XX because it is already contemplated in the other powers of the Board of Directors; cc. renumbering and amendment of item XXI, with the inclusion of the term "approve" and compliance with the rules on composition and authority; dd. renumbering and redrafting item XXII; ee. renumbering of item XXIII; ff. renumbering and amendment of item XXIV, including the authority to approve the amount of trust positions to its controlled companies; gg. inclusion of an item establishing the authority to approve the maximum number of personnel and the competitive civil-service examination of Eletrobras and its controlled companies; hh. inclusion of an item establishing the authority to approve the Strategic Plan and the PDNG, as well as amendments thereto; ii. inclusion of an item establishing the authority to approve the annual budget of Eletrobras and its controlled companies; jj. renumbering and amendment of item XXV, including the term "as well as the consequences policy applied to Eletrobras and its controlled companies, supervising effective compliance therewith"; kk. inclusion of an item establishing the authority to approve the policies and guidelines on settlements and executions of electric power purchase agreements of Eletrobras and its controlled companies, as well as their positions in lawsuits related to the Electric Energy market; II. inclusion of an item establishing the authority to approve the investment projects of Eletrobras and its controlled companies in accordance with the Policy of Responsibilities in force; mm. inclusion of an item establishing the authority to approve the policy of settlements with related parties pursuant to article 8, item VII of Law 13.303; nn. renumbering and amendment of item XXVI, including the authority to evaluate the performance of the members of Committees and determination of periodicity, in compliance with the provisions of article 13, item III of Law 13303; oo. renumbering and amendment of subsection XXVII, including the authority to elect and remove the members of Support Committees to the Board of Directors; pp. inclusion of an item establishing the authority to approve the Appointment Policy; qq. inclusion of an item establishing the authority to establish a policy for the disclosure of information of Eletrobras to comply with article 18, item III of Law 13,303/2016 and article 32, item III of Decree 8,945; rr. inclusion of an item establishing the authority to approve and supervise compliance with the goals and specific results to be achieved by the members of the Executive Board in compliance with article 23 of Law 13,303 and article 37 of Decree 8,945; ss. inclusion of a paragraph establishing the authority to review, on an annual basis, the fulfillment of goals and results in the execution of the PDNG and Strategic Plan in compliance with paragraph 2 of article 23 of Law 13,303 and paragraph 3 of article 37 of Decree 8,945; tt. inclusion of an item establishing the authority to discuss, approve and monitor decisions involving corporate governance practices, relationships with stakeholders, personnel management policy and code of conduct for agents within the scope of Eletrobras and its controlled companies; uu. inclusion of an item establishing the authority to approve the Policy of Responsibilities; vv. inclusion of a clause establishing the authority to make statements on the proposals to be submitted to the resolution of the shareholders at a meeting; ww. inclusion of an item establishing the authority to approve the Risk, Dividends and Interest Compliance and Management Policy, as well as other general policies of the company, according to article 9, paragraph 1, article 13, item V and article 15, of Decree 8,945; xx. inclusion of an item establishing the authority to subscribe an Annual Letter; yy. inclusion of an item establishing the authority to approve the Bidding Regulation, according to paragraph 1 of article 71 of Decree 8,945; zz. inclusion of an item establishing the authority to make statements on the report presented by the Executive Board resulting from the internal audit on the activities of the closed private pension entity; aaa. inclusion of an item establishing the authority to make statements on the compensation of the members of the Board of Directors and profit-sharing; bbb. inclusion of an item establishing the authority to authorize the formation of subsidiaries, as well as the acquisition of a minority interest in a company; ccc. inclusion of an item establishing the authority to establish a policy of spokespersons aimed at eliminating the risk of contradiction between information from several areas and information from company executives; ddd. renumbering of item XXVIII; eee. inclusion of a paragraph stating that the number of trust position of the senior management of Eletrobras and the maximum number of personnel approved by the Board of Directors must be submitted, in accordance with the law, to the approval of the Secretary of Coordination and Governance of State-owned Corporations - SEST, Article 41, item VI, sub-item "g" of Annex I of Decree 9,035, of April 20, 2017; fff. inclusion of a paragraph establishing the exclusion of the obligation to publish information of a strategic nature whose disclosure could be demonstrably detrimental to the interests of the company; ggg. renumbering of the sole paragraph; (xl) renumbering and amendment of article 27, with the inclusion of the term "financial statements", in order to comply with article 142, item V of Law 6,404/76; (xli) renumbering of articles 28 and 29; (xlii) inclusion of an article stating that the Board of Directors will have the support of the Audit and Risks Committee and the Management, People and Eligibility Committee, pursuant to articles 21, head provision and 38, head provision, both of Decree 8,945, in addition to the inclusion of a paragraph stating that the Audit and Risk Committee and the Management, People and Eligibility Committee must have their operating rules set forth in their respective bylaws, as set forth in Law 13,303 and other applicable laws; b. inclusion of a paragraph stating that the powers of the Audit and Risk Committee may cover Eletrobras' controlled companies, pursuant to article 24, item V of Decree No. 8.945; w. inclusion of a paragraph stating that the Audit and Risk Committee, on a permanent basis, must be composed of at least 3 members and at most 5 members according to article 39 of Decree 8,945, and observe the conditions imposed in the applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"); d. inclusion of a paragraph stating that the compensation of the members of the Audit and Risk Committee must be fixed by the Meeting of Shareholders in an amount not lower than the compensation of the members of the audit committee, according to paragraph 8 of article 38 of Decree 8,945; e. inclusion of a paragraph stating that the members of the Board of Directors holding positions in the Audit and Risks Committee of the company itself must choose the compensation of member of said Committee, according to paragraph 9 of article 38 of Decree 8,945; f. inclusion of a paragraph stating that the powers of the Management, People and Eligibility Committee under the responsibility of the Eligibility Committee provided for in Law 13,303 and its regulations may cover the companies in which Eletrobras holds interest directly and indirectly; (xliii) inclusion of an article stating that the Board of Directors may create decision support committees;(xliv) inclusion of a paragraph in the new article referred to in the item above, establishing that the operating rules of the support committees must be provided for in their respective bylaws, without prejudice to the applicable legislation; (xlv) transfer of article 30 and its paragraphs, from Chapter "Board of Directors" to Chapter "Management", with the following adjustments: a. renumbering and redrafting article 30, head provision; b. amendment of paragraph 1, including the members of the Audit Committee and reference of members of the audit committee to the Chapter relating to said Committee; c. amendment of paragraph 2, including "former employees"; d. renumbering and redrafting paragraphs 4 and 5; (xlvi) exclusion of article 31 since it is already covered by the powers of the Board of Directors; (xlvii) renumbering of the title of Chapter VI; (xlviii) renumbering of article 32, head provision and sole paragraph; (xlix) inclusion of a paragraph in article 32 stating that holding an office in the board of directors is subject to assuming the commitment to fulfill specific goals and results to be achieved, which must be approved by the Board of Directors, according to article 23 of Law 13,303 and Article 37 of Decree 8,945; (l) amendment of article 33, as follows: a. renumbering and amendment of the head provision with the inclusion of the term "as well as in cases authorized by the Board of Directors"; b. amendment of paragraph 1, with a view to limiting the vacation period and redrafting; c. amendment of paragraph 2, in order to differentiate the form of replacement of the Company's President; (ii) inclusion of an article stating that the Chief Compliance Officer must be selected upon presentation of a triple list defined by a company specialized in executive selection, in compliance with article 9, item II and paragraph 2 of Law 13.303 and article 16 of the Decree No. 8.945, in addition to including the following provisions in said article: a. inclusion of a paragraph stating that the integrity area may report directly to the Board of Directors in situations where the Company's President is a suspect in irregularities or when the latter fails to take the necessary measures in relation to the situation reported therein, pursuant to paragraph 4 of article 9 of Law 13,303 and paragraph 2 of article 16 of Decree 8,945; b. inclusion of a paragraph stating that in the situations mentioned in the previous paragraph, the matter must be discussed without the presence of the Company's President; (lii) inclusion of an article stating that members of the Executive Board are prevented from carrying out activities resulting in a conflict of interest, according to article 1, combined with article 2, item III of Law 12,813, of May 16, 2013 ("Law 12,813"), in addition to the inclusion of the following provisions in said article: a. inclusion of a paragraph stating that after the exercise of the management, the former member of the Executive Board who is prevented may be compensated only at the monthly fixed fee of the function held by him according to paragraph 1 of article 2 of Resolution no. 14 of May 10, 2016, of CGPAR; b. inclusion of a paragraph stating that the case of prevention will apply subject to the prior statement of the CEP/PR, according to article 8, item IV of Law 12,813; c. inclusion of a paragraph stating that the former member of the Executive Board will not be entitled to compensation if he/she returns, prior to the end of the period of prevention, to the position he/she held in public or private administration prior to his/her taking office, provided that it does not result in a conflict of interests, according to paragraph 3 of article 2 of Resolution 14 of May 10, 2016, CGPAR; (liii) renumbering of article 34 on the powers of the Executive Board, in addition to the following amendments in said article: a. amendment of item I, on the matters to be forwarded for resolution by the Board of Directors; b. inclusion of an item establishing the authority to submit, by the last annual meeting of the Board of Directors of the previous year, the PDNG for the next fiscal year, as well as the long-term strategy to date with analysis of risks and opportunities for at least the next 5 (five) years, pursuant to article 37, paragraph 1, items 1 and 2 of Decree 8,945; c. renumbering and amendment of item II with reference to the limits of authority of the Executive Board to the Policy of Responsibilities; d. renumbering of item III; and. renumbering and amendment of item IV, including compliance with the Strategic Plan and the Multiyear Business and Investment Plan; f. renumbering and amendment of item V, on the approval of changes in the structure of the organization, at the board level, including its controlled companies, except for commissions; g. renumbering and amendment of item VI, with the inclusion of the term "conduct" instead of "disciplinary regime"; H. renumbering of items VII, VIII, IX, X and XI; i. renumbering and amendment of item XII; including the terms "Management Report" and "financial statements", and inclusion of the Audit and Risk Committee; j. renumbering of item XIII; k. exclusion of item XIV, since it is already contemplated in another item of the Executive Board's powers; l. amendment of item XV, to suit the wording; m. amendment of item XVI, on the appointment of representatives, including the associations in which they appear as members; n. exclusion of item XVII, since the subject is the responsibility of the Board of Directors; o. exclusion of item XVIII, since the subject is the responsibility of the Energy Research Company (EPE), according to Law 10,847 of March 15, 2004; p. inclusion of an item establishing the authority to approve the marketing of rights derived from the research, development and innovation results of its controlled companies related to the energy sector; q. inclusion of an item establishing the authority to establish voting guidance for all Eletrobras' controlled companies at Meetings of the Electric Energy Trading Chamber (CCEE); r. inclusion of an item establishing the authority to resolve on the acquisition, sale or encumbrance of real or personal property, in accordance with the values set forth in the applicable Policy of Responsibilities; s. inclusion of an item establishing the authority to prepare, amend and approve its Bylaws;

t. inclusion of an item establishing the authority to supervise and monitor companies, including Special-purpose entities (SPEs), in which it holds interests as to governance practices, results presented and control, in proportion to the relevance, materiality and the risks of the business, in order to comply with article 1, paragraphs 6 and 7 of Law 13303; (liv) renumbering the title of Chapter VII; (lv) renumbering and amendment of article 35, on the powers of the President, with a view to listing the powers in items, as follows: a. amendment of the head provision and renumbering and amendment of item VI, establishing the power to prepare, manage and monitor the PDNG of Eletrobras companies; b. amendment of item I, defining the scope of the duties of the President concerning performance management, sustainability and business development; w. renumbering and amendment of item II, with the exclusion of the possibility of the President delegating powers to the directors to represent Eletrobras, in and out of court; d. renumbering of items III, IV and V; and. inclusion of an item establishing the authority to develop the relationship policy of the Holding and Eletrobras companies with society and coordinate the press, internal communication, events, publicity, sponsorship and ceremonial activities; f. renumbering of item VII; g. renumbering and redrafting item VIII; H. renumbering and redrafting item IX; i. inclusion of an item establishing the authority to perform other duties as may be set by the Board of Directors; (lvi) renumbering and amendment of article 36, on the powers of the other officers, pursuant to article 143, item IV, of Law 6,404: a. inclusion of a paragraph establishing the powers of the Chief Generation Officer; b. inclusion of a paragraph establishing the powers of the Chief Transmission Officer; c. inclusion of a paragraph establishing he powers of the Chief Distribution Officer; d. inclusion of a paragraph establishing the powers of the Chief Compliance Officer; and. inclusion of a paragraph establishing the powers of the Chief Financial and Investor Relations Officer; f. inclusion of a paragraph establishing the powers of the Chief Legal and Corporate Management Officer; (ivii) renumbering of the title of Chapter VIII; (lviii) renumbering and amendment of article 37, head provision, paragraphs 1 and 3, on the composition and period of operation of the Audit Committee, in order to comply with the applicable legislation, based on article 162 of Law 6.404 and paragraph 1 of article 26 of Law 13.303; (lix) renumbering and redrafting paragraph 4 of article 37; (lx) renumbering and redrafting paragraph 5 of article 37; (lxi) inclusion of an article stating that holding an office in the Audit Committee of Eletrobras must observe the conditions imposed by the applicable legislation, as well as those provided for in the Appointment Policy of Eletrobras Companies, in compliance with Article 40 of Decree No. 8.945 and Article 26 of Law 13.303, in addition to the following inclusions with respect to the new article included: a. inclusion of a paragraph establishing that the additional requirements for the appointment of members of the audit committee be resolved at a Meeting; b. renumbering of paragraph 7 of article 37 as a paragraph of the new article referred to above; w. inclusion of a paragraph stating that the member of the audit committee must, before exercising the functions and leaving office, submit a statement of assets to the company, the CEP/PR and the TCU; d. inclusion of a paragraph stating that the monthly compensation payable to the members of the Audit Committee must not exceed ten percent of the average monthly compensation of the officers, excluding the amounts related to vacation premium and benefits, with the prohibition of the payment of profit-sharing and payment of compensation in excess of that paid to directors, in compliance with paragraph 1 of article 40 of Decree 8,945; and. inclusion of paragraphs on specific training of the  members of the Audit Committee at the time of taking office and annually and the prohibition of reelection in the event of non-participation, respectively, according to article 42, head provision, paragraphs and the sole paragraph of Decree 8,945; f. renumbering of paragraph 6 of article 37 as a paragraph of the new article referred to above; g. inclusion of a paragraph as a result of paragraphs 1 and 4 of article 30, with reference to insurance contract to members of the audit committee; h. inclusion of a paragraph stating that the limitations provided to board members regarding the participation and compensation in boards apply to the members of the audit committee;

(lxii) inclusion of an article to establish that the Chairman of the Audit Committee must be elected at the first meeting of the board, and must be responsible for forwarding to the company the resolutions of the body, in addition to the following inclusions in relation to the new article included: a. renumbering and amendment of paragraph 2 of article 37 as a paragraph of the new article referred to above to include that the member of the audit committee will also be replaced in case of unjustified absence at three meetings interspersed in the last 12 meetings, and the deputy must be compensated accordingly; b. inclusion of a paragraph on the reimbursement of travel and stay expenses; (lxiii) renumbering and amendment of article 38 on the powers of the Audit Committee, to provide that the Audit Committee must exercise its authority without prejudice to those provided for in the legislation in force, in addition to the following changes: a. redrafting of item VII removal of letter "e"; b. inclusion of an item establishing the authority to review RAINT and PAINT; c. inclusion of an item establishing the authority to do a performance evaluation; d. inclusion of an item establishing the authority for preparing, modifying and approving its bylaws; e. inclusion of an item the authority to supervise the asset, budget and financial foreclosure; f. inclusion of an item establishing the authority for monitoring the share of Eletrobras in costing health care benefits and pensions; (lxiv) renumbering and redrafting article 39;  (lxx) exclusion of article 40, since it is already included in the powers of the Audit Committee; (lxvi) transfer of Chapter "Meeting of Shareholders" to the Chapter prior to Chapter "Management" aiming at the sequence of related matters, with the consequent renumbering of the subsequent chapters and articles and, redrafting its title, relocating it: (lxvii) renumbering, formatting the text of article 41, including the Audit and Risks Committee, based on paragraph 8 of article 38 of Decree 8,945, and the inclusion of the assignment of "removing" and not only electing; (lxviii) renumbering of article 42, in addition to the following changes in said article: a. amendment of item II, on the alteration of the capital stock; b. amendment of item VII based on article 136 combined with article 208 of Law 6,404; w. redrafting item VIII, with the removal of letter "e"; d. inclusion of a new paragraph on the obligation to call the Meeting of Shareholders to approve the restatement of the Articles of Incorporation; e. inclusion of a new paragraph on the obligation to call the Meeting of Shareholders to authorize the company to file a civil liability lawsuit against the managers for the damages caused to its equity; f. inclusion of a new item on the requirement to call the Meeting of Shareholders to elect and remove, at any time, liquidators, reviewing their accounts; g. inclusion of a new item on the requirement to call the Meeting of Shareholders to evaluate assets of the shareholder for the formation of the capital stock; h. inclusion of a paragraph stating that the Meeting of Shareholders may only resolve on matters on the agenda, contained in the respective call of meeting, with the prohibition to approve matters of a general nature; i. renumbering and amendment of paragraph 2, with inclusion of the term "except those requiring a qualified quorum"; j. inclusion of a paragraph stating that the resolutions of the Meeting will be registered in the minutes book, pursuant to article 130, head provision and paragraph 1 of law No. 6.404; k. renumbering of paragraphs 3 and 4; l. inclusion of a paragraph stating that the Board of Directors has the power to resolve on calling the Meeting of Shareholders; (lxix) renumbering of articles 43, 44, head provision, and 45, head provision; (lxx) renumbering and amendment of article 44, sole paragraph, including reference to the place of delivery of documents proving the status of shareholder; (lxxi) inclusion of a paragraph in the old article 44, stating that all shareholders having the necessary documentation to participate in the meeting will be allowed to attend it; (lxxii) renumbering of paragraphs 1 and 2 of article 45; (lxxiii) inclusion of a paragraph in the old article 45 establishing that Eletrobras will facilitate the participation and remote voting according to Instruction of the Brazilian Securities and Exchange Commission (CVM); (lxxiv) renumbering of the title of Chapter IV, Management; (lxxv) renumbering of article 46; (lxxvi) amendment of paragraph 1 of article 46 to indicate that the distribution of dividends must also comply with the Dividend Distribution Policy; (lxxvii) renumbering of articles 47, 48 and 49; (lxxviii) exclusion of Article 50, since it is already covered by another provision of the Articles of Incorporation; (lxxix) renumbering of article 51; (lxxx) redrafting the title of Chapter XI; (lxxxi) inclusion of an article to indicate that the permanent members of the Internal Audit, the Ombudsman Office and the Secretary of Governance must be employees of Eletrobras or its companies; (lxxxii) renumbering of Articles 52 and 53, head provision; (lxxxiii) redrafting article 53, item II; (lxxxiv) inclusion of a paragraph in article 53 to provide that the holders of trust positions carrying out management acts resulting in pecuniary employment obligations without legal provision must be liable for the damage caused; (lxxxv) renumbering and amendment of article 54 to indicate that employee participation in profits or results must be subject to the guidelines established by the State-Owned Corporations Control Department; (lxxxvi) renumbering of articles 55, 56, 57 and 58; (lxxxvii) inclusion of an article to indicate that the Internal Audit, the Ombudsman Office and the Secretary of Governance are bound to the Board of Directors; and (lxxxviii) inclusion of a Chapter of Temporary Provisions with an article to provide a time limit for the formation and operation of the Audit and Risk Committee. Pursuant to the first paragraph of article 126 of Federal Law 6,404/76, as amended ("Business Corporation Act") and the decision of Board of CVM in CVM case RJ-2014/3578, on November 4, 2014, the shareholder may be represented at the meeting of shareholders: (i) if an individual, by an attorney-in-fact appointed less than one (1) year, (who is a shareholder, Company manager or lawyer regularly registered with the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by attorney-in-fact appointed in accordance with its articles of association and in accordance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its manager and/or manager, or by an attorney-in-fact appointed in accordance with its articles of association and in accordance with the rules of the Brazilian Civil Code. The Company clarifies that, considering the possibility established in paragraph 2 of article 21-A of CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), it will offer to the Meeting of Shareholders called for a remote voting mechanism. Subject to the procedures set forth in CVM Instruction 481, in the Company's Reference Form and the instructions contained in the Management Proposal to the Extraordinary General Meeting called for, the shareholder may exercise the voting right by completing and delivering the Voting Ballot ("Ballot") made available by the Company on the Company's websites (www.eletrobras.com/ri/assembleiasacionistas), (of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.bmfbovespa.com.br). The Shareholder or its legal representative, with the purpose of ensuring admission at the Special Meeting of Shareholders, pursuant to article 5 of CVM Instruction 481, must submit the following documents: • Official identity card with photo legally recognized as such in Brazil, within the validity period, in the case of an individual; • Authenticated photocopy of the restated articles (articles of incorporation or organization), in the case of a legal entity, and of the instrument granting managers and/or representatives sufficient powers for representation within the scope of the Special Meeting of Shareholders; • Original or authenticated photocopy of a power of attorney granted and regularized under the law, by a shareholder; and • Original counterpart of the share statement provided by the depositary or custody, identifying the shareholder status. In the case of investment funds, the representative must prove his/her status as trustee or attorney-in-fact duly appointed by the latter, in accordance with the applicable legislation. In the case of foreign legal entities, the documentation proving the powers of representation must be translated, by a sworn translator, into Portuguese, and registered with the register of deeds of competent jurisdiction, as well as upon notarization and consular certification. However, under the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, executed on October 5, 1961 and enacted by Decree 8,660, of January 29, 2016, the Company must waive the consular certification of foreign documents issued in countries signing the said Convention, provided that annotation thereof is evidenced. Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the status of shareholder and its representation are requested up to 72 (seventy-two) hours before the Extraordinary General Meeting called for, delivered to the Supervisory Board of Investor Relations- DFR, the Department of Market Information and Compulsory Loan - DFRM, at Avenida Presidente Vargas, nº 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m. and 2:00 p.m. to 5:00 p.m. Shareholders having the necessary documentation to participate in the meeting will be allowed to attend the Special Meeting of Shareholders called for. The resolutions must be taken at the Extraordinary General Meeting called by a majority of votes, and each shareholder's vote must be proportional to its interest in the Company's capital stock. All the pertinent documentation to the matter that will be resolved at the Special Meeting of Shareholders is available to shareholders at the Superintendence of Investor Relations (DFR), the Department of Market Information and Compulsory Loan - DFRM, and on the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br) , in accordance with the Business Corporation Act and CVM Instruction 481/09. Brasília, October 27, 2017. José Guimarães Monforte, Chairman of the Board of Directors."

3. PUBLICATIONS AND DISCLOSURES: The management proposal and the call of meeting were published and disclosed, in accordance with item II of Article 124 and Paragraph3 of Article 135 of Law 6,404/1976 and Article 8 of CVM Instruction 559, dated March 27, 2015, in the Federal Gazette and in the newspapers O Globo, Correio Braziliense and Valor Econômico and on the Company's websites (www.eletrobras.com/elb/age/) and the websites of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br).

4. ATTENDANCE: Shareholders representing 76.65% (seventy-six point sixty-five percent) of the Company's voting capital stock, considering the shareholders present, in accordance with the applicable legislation, as per the signature in sheet 77 of Shareholders' Attendance Book No. 04, including the signature of the agent of the Federal Government, Dr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance/PGFN No. 292, of March 8, 2017, published in the DOU of 03.09.2017, and those who presented a valid Ballot. The said quorum to open the meeting complies with the minimum quorum of 2/3 (two thirds) of the voting capital, as provided for in article 135 of Law 6.404/1976, to resolve on item 1 of the agenda on the restatement of the Company's articles of incorporation. Note that in view of the provisions of the first paragraph of Article 111 of Law 6.404/1976, the holders of preferred shares present at the Meeting had, exceptionally, the right to vote. For clarification and support to the board, Ms. Fernanda Maria Vieira Lima Schuery Soares, lawyer of the Legal Advisory Department; Mr. Francisco de Assis Duarte de Lima, Head of the Department of Market Information and Compulsory Loan; Mr. Ronaldo Garcia Barboza, Head of the Corporate Governance Department; Ms. Agnes Maria de Aragão da Costa, Chairman of the Fiscal Council of Eletrobras; and Mr. Márcio Leão Coelho, Member of the Fiscal Council of Eletrobras were also present.

5. BOARD: The chairman of the meeting, under article 43 of the Articles of Incorporation, was the Chief Financial and Investor Relations Officer, Mr. ARMANDO CASADO DE ARAUJO, replacing the President of Eletrobras, Mr. WILSON FERREIRA JUNIOR, according to Resolution number 766/2017 of November 27, 2017, with EDMARA APARECIDA BARBOSA DE SOUZA as the secretary. The other persons indicated in item 4 above composed the board.

6. AGENDA: The Company's shareholders held a meeting to discuss, examine and vote on the following agenda: 1 - Resolve on the full reform of the Company's Articles of Incorporation, by modifying, including, renumbering or excluding the following Chapters, articles, items and paragraphs in item 2 of the Minutes.

7. RESOLUTIONS: The Meeting was held and, with the waiver of reading the documents and proposals that are the subject-matter of the agenda, the attending shareholders consented that the minutes be drawn up in the form of a summary of the facts, including dissent and protest, containing the transcript only of the resolutions taken, as provided in the first paragraph of article 130 of Law 6,404/1976. In view of the foregoing, after examination and discussion of the matter on the agenda, the Federal Government, as a controlling shareholder, voted for the approval of the amendments to the Articles of Incorporation proposed by the Company's management, with modifications suggested by the Secretary of Coordination and Governance of State-owned Corporations - SEST and the National Treasury Secretary (STN). After both proposals were voted, the shareholders resolved as follows:

7.1. Approve, by majority vote, the restatement of Eletrobras' Articles of Incorporation in accordance with the Management Proposal, with the modifications suggested by the Secretary of Coordination and Governance of State-owned Corporations - SEST and the National Treasury Secretary (STN) specifically articles 32, paragraph 4; 36, XXXI; 47, VII and the words "business" by "company", "grouping" by "groupings", "Secretary of Control" by "Secretary of Coordination and Governance", according to the attached Articles of Incorporation.

7.1.1. Acknowledge that the shareholders CITIBANK, N.A. and the shareholders represented by Mrs. DANIEL ALVES FERREIRA, as well as the shareholders who submitted a valid remote ballot, voted to approve the restatement of the Articles of Incorporation in accordance with the Management Proposal.

7.2. Acknowledge that the Chairman of the Meeting, at the resolution of item 1 of the agenda, asked if any attending shareholder would like to change any vote expressed upon a Remote Ballot.

7.3. Acknowledge that the statement made by the shareholder FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA was numbered, authenticated by the board and will be filed at Eletrobras, at the disposal of any shareholder, according to article 130, paragraph one, Law 6,404/1976.

7.4. Acknowledge that the recommendations of shareholders BNDES and BNDESPAR are attached to these minutes (Annex II).

8. ADJOURNMENT: There being no further business, the Chairman adjourned the meeting for the time required to draw up these minutes, in summary form, of the facts. The meeting was reopened, these minutes were read and, once approved, signed by those present.

Brasília, November 30, 2017.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
Chairman	Federal Government Agent

GEIDE DAIANA CONCEIÇÃO MARQUES

Representing BNDES; BNDESPAR

JOSE DONIZETTI DE OLIVEIRA Representing: CITIBANK, N.A.-DEPOSITARY RECEIPT SERVICES	BRUNO BRETAS DE MACEDO SILVA Representing: 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES; NORMANDIE MASTER FUNDO DE INVESTIMENTO EM ACOES; HELONA INVESTMENTS LLC; MALIKO INVESTMENTS LLC

DANIEL ALVES FERREIRA Representing:

BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; AQR FUNDS - AQR EMERGING DEFENSIVE STYLE FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; CAPITAL INTERNATIONAL FUND; CITIPREVI - CITI 200 ANOS - FIM; CONSTRUCTION & BUILDING UNIONS SUPER FUND; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FUNDO DE INVESTIMENTO EM ACOES BRILHANTE; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN FUNDS (IRELAND) ICAV; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED; NEW WORLD FUND, INC.; PINEHURST PARTNERS, L.P.; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; UTILICO EMERGING MARKETS LIMITED.; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; VOTORANTIM FI EQUITY HEDGE MULTIMERCADO; VOTORANTIM FI EQUITY PREV EM ACOES; VOTORANTIM TOP ACOES MULTI ESTILOS FI

EDMARA APARECIDA BARBOSA DE SOUZA

Secretary

ARTICLES OF INCORPORATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Name, Organization, Headquarters, and Corporate Purpose

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a government-controlled company, established in accordance with the authorization provided by Federal Law 3.890-A, dated April 25, 1961 and governed by these Articles of incorporation.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the Business Corporation Act, and by special dispositions of federal laws, when applicable, and by these Articles of incorporation.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its Corporate Purpose.

Paragraph 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

Paragraph 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the purpose set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

Paragraph 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its Corporate Purpose as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

Paragraph 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

Paragraph 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

Paragraph 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these articles of incorporation or the Policy of Appointment of companies of Eletrobras.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. Paragraph78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital Stock, Shares and Shareholders

Art 7. The capital stock of the company amounts to R$31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art 8. Eletrobras' shares shall be:

I - common, in registered form, entitled to vote; and

II - preferred, in registered form, not entitled to vote at Meeting of Shareholders;

Paragraph 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

Paragraph 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

Paragraph 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

Paragraph 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

Paragraph 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to paragraph 4.

Paragraph 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shall be capitalized in accordance with the laws in force at the time.

Paragraph 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

Paragraph 2 Eletrobras may increase capital by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

Paragraph 1 Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

Paragraph 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non-convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after resolution by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. Shares of one or more classes may be redeemed according to the resolutions of the Special Meeting of Shareholders, not dependent upon approval by a Special Meeting of Shareholders, according to the types and classes in question.

CHAPTER IV

Meeting of Shareholders

Art 16. The Annual Meeting of Shareholders shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Art 17. Besides the instances provided for in the applicable laws, the Meeting of Shareholders shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the capital stock of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other bonds or securities, in Brazil or abroad;

VII - any spin-off, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Meeting of Shareholders of the types and classes in question.

X – restatement of the Articles of incorporation;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

Paragraph 1. The minimum time period between the first announcement of the Meeting of Shareholders and the date of the meeting shall be 15 days and 8 days for the second notice.

Paragraph 2 The Meeting of Shareholders may only resolve on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

Paragraph 3 The resolutions of the Meeting of Shareholders shall be taken by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's capital stock.

Paragraph 4 The resolutions of the Meeting of Shareholders shall be booked in the minutes, and may be summarized.

Paragraph 5 - The declaration of vote can be registered if the shareholder representative so decides.

Paragraph 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Meeting of Shareholders.

Paragraph 7 The Board of Directors shall be responsible to resolve on the call of the Meeting of Shareholders. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

Paragraph 8 The board, conducting the proceedings of the Meeting of Shareholders shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The call of meeting shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Meeting of Shareholders, in accordance with the provisions of article 126, of Law 6,404 of 1976.

Paragraph 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72 (seventy-two) hours before the Meeting of Shareholders is held.

Paragraph 2 All shareholders having the necessary documentation to participate in the meeting will be allowed to attend it.

Paragraph 3 The recognition of signatures of the power of attorney is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the day scheduled for the Meeting of Shareholders.

Paragraph 4 The Federal Government at the Meeting of Shareholders will be represented according to the applicable federal law.

Paragraph 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Administration

Article 20. The Board of Directors and the Board of Executive Officers are responsible for the administration of Eletrobras, pursuant to these Articles of Association and the governing legislation.

Article 21. It is exclusive to Brazilians, individuals, the exercise of the positions which are part of Eletrobras Administration, and Board of Executive Officers must be resident in the country and may be required, for any managerial position, the management guarantee provided for in current legislation.

Paragraph 1. The minutes of the General Shareholder´s Meeting or the meeting of the Board of Directors, which elect, respectively, directors and officers of the company, shall contain the qualification of each of the elected members and the term of management, and, when the law requires certain requirements for the investiture in Eletrobras’ managerial position, only those who have the necessary proof of such requirements can be elected and vested, from which an authentic copy will be filed at the company's headquarters.

Paragraph 2. The requirements must be documented, using all the information contained in the standardized form, approved by the Secretariat of Coordination and Governance of State-owned Companies.

Article 22. The investiture in a managerial position of Eletrobras will comply with the conditions imposed by the applicable legislation, as well as those provided for in the Policy of Designation of Eletrobras companies.

Paragraph 1. Whenever the Policy of Designation intends to impose additional requirements to those contained in the applicable legislation for Eletrobras 'Board Members, such requirements shall be referred to shareholders' resolutions at a General Meeting.

Paragraph 2. In addition to the investiture conditions mentioned in the heading provisions of this article, the nominee for the position of Director, including the President, shall have:

I - professional experience of at least 05 (five) years, in activity or function, directly linked to the main topic of the Board of Directors.

Article 23. The administrator is prohibited from deliberating on matters that conflict with their interests or concerning third parties under their influence, pursuant to article 156 of Law 6.404 of 1976. In this case, the divergence in the minutes shall be recorded and shall exempt themselves from discussing the topic.

Article 24. Board members and executive officers shall be invested in their positions by signing an instrument of investiture, signed by the President and by the Director or Officer vested, in the minutes book of the Board of Directors or on the Board of Executive Officers, as the case may be.

Paragraph 1. In the event that the President of Eletrobras is vested, the Minister of State to which Eletrobras is subjected to shall also sign the Instrument of investiture.

Paragraph 2. If the instrument is not signed within 30 days of the election, it shall become invalid, unless there is a justification accepted by the body of the administration for which it was elected.

Paragraph 3. The instrument of investiture shall contain, under penalty of nullity, the indication of at least one domicile in which the administrator will receive the citations and subpoenas in administrative and judicial proceedings related to acts of their management, will be fulfilled by delivery at the indicated address, which can only be changed by means of written communication to Eletrobras.

Paragraph 4. The investiture of the members of the Board of Directors and of the Board of Executive Officers is conditioned to the previous subscription of the Statement of Consent of the Administrators, pursuant to the provisions of the Level 1 Regulation, as well as compliance with applicable legal requirements.

Article 25. Each member of the administrative bodies must, prior to taking office and leaving office, present an annual declaration of assets to the company, the Public Ethics Committee of the Presidency of the Republic - CEP/PR and the Federal Court of Auditors.

Article 26. The term of management of the members of the Board of Directors and of the Board of Executive Officers will be extended until the effective investiture of the new members.

Paragraph 1. In the periods provided for in the heading provisions of articles 32 and 42, the previous management periods that occurred less than 02 (two) years shall be considered.

Paragraph 2. Once the maximum management deadlines set forth in the heading provisions of articles 32 and 42 have been reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

Paragraph 3. For the purposes of the heading provisions of article 42, the election of a director to serve on another Board of Directors of Eletrobras is not considered as a renewal.

Article 27. The elected administrators must participate, annually, in specific training on corporate and capital market legislation, disclosure of information, internal control, code of conduct, Law 12.846/2013 and other topics related to Eletrobras activities.

Sole paragraph. The reappointment of the administrator who does not participate in any annual training provided by the company in the last two years is prohibited.

Article 28. The Board of Directors and the Board of Executive Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by a majority vote of the directors or officers present.

Paragraph 1. Minutes shall be taken of each meeting, which shall be signed by all the members present.

Paragraph 2. The Board of Directors shall meet ordinarily once a month and the Board of Executive Officers once a week.

Paragraph 3. It is incumbent upon the respective Presidents, or to the majority of the members of each body of the Eletrobras administration, to convene, on an extraordinary basis, the meetings of the Board of Directors and of the Board of Executive Officers.

Paragraph 4. In the resolutions of the Board of Directors and resolutions of the Board of Executive Officers, the respective Presidents will have, in addition to personal vote, the casting vote.

Article 29. The members of the Board of Directors and of the Board of Executive Officers shall, individually and jointly and severally, be liable for the acts they carry out and for the losses arising thereof to the Company.

Paragraph 1. Eletrobras will ensure to the members and former members of the Board of Executive Officers, the Board of Directors and the Audit Committee, the defense in judicial and administrative proceedings brought against them by the practice of acts in the exercise of their positions or functions, provided that there is no incompatibility with the interests of the company.

Paragraph 2. The benefit provided for in the first paragraph of this article shall apply to occupants and former occupants of positions of trust and other employees and former employees regularly vested with powers by delegation of the administrators.

Paragraph 3. The form of the benefit mentioned will be defined by the Board of Directors, in view of Eletrobras' legal area.

Paragraph 4. Eletrobras may maintain, in the form and extent defined by the Board of Directors, observing, where applicable, the provisions of paragraph 1, a permanent insurance contract in favor of the persons mentioned, to protect them from liability for acts or facts for which they may eventually be sued judicially or administratively.

Paragraph 30. If any of the aforementioned persons are convicted, with a final and unappealable judicial decision, based on a violation of the law or the Company's Articles of Association or due to a wrongful or intentional act, it shall reimburse Eletrobras all costs and expenses arising from the defense referred to in paragraphs 1 and 2, as well as possible damages to the company's image.

Article 30. Eletrobras administrators who may benefit from salary advantages without forecast or in disagreement with the established in the labor contracts, career and salary plan, collective bargaining agreement or with the current legislation, will be responsible for the losses caused to the company based on the heading provisions of Article 29 of these Articles of Association.

Article 31. The maximum limit of the Member´s participation in the Boards of Directors may not be higher than 05 (five), considering Eletrobras´, observing the remuneration limitation.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned company, including the boards of directors and fiscal and the Audit Committees, is forbidden.

CHAPTER VI

Board of Directors

Article 32. The Board of Directors shall be composed of 11 (eleven) members, elected by the General Meeting, who shall appoint the President, with a unified term of office of 02 (two) years, with a maximum of 03 (three) consecutive renewals, thus constituted:

I - seven officers appointed by the Minister of State for Mines and Energy, among which at least two must meet the conditions set forth in article 25 of Law 13.303/2016 and in article 39 of Decree No. 8.945/2016;

II - an officer appointed by the Minister of State for Planning, Development and Management, in accordance with current legislation;

III - an officer elected, in a separate vote at the General Meeting, by minority shareholders holding common shares, issued by Eletrobras, and the candidate must meet the requirements of Law 13.303/2016;

IV - an officer elected in a separate vote at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares, issued by Eletrobras representing at least ten per cent of the capital stock, excluding, for such computation, shares held by controlling shareholders, and the candidate must comply with the requirements of Law 13.303/2016; and

V - an officer elected as employee representative, chosen by the direct vote of their peers among the active employees and in an election organized by the company together with the trade union entities that represent them, under the terms of the current legislation.

Paragraph 1. Only the preferred shareholders who prove uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Meeting may exercise the right provided for in item IV above.

Paragraph 2. The officer who are the employee’s representative, provided for in item V, shall not participate in the discussions and resolutions on matters involving trade union relations, remuneration, benefits and advantages, including matters of supplementary and assistance social security, hypotheses in which the conflict of interest is set up.

Paragraph 3. Matters that constitute a conflict of interest, as provided for in paragraph 2 above, shall be deliberated in a special meeting exclusively called without the presence of the board member representing the employees, being assured the access to the meeting minutes and to the documents related to the resolutions, within a period of up to 30 days.

Paragraph 4. The Board of Directors shall be composed of at least 30% (thirty percent) of independent members, respecting the strictest independence criterion, in case of divergence between the rules of Law 13.303, of 30 of June 2016, and the Rules of Featured Program in Governance of State-owned companies of Brazil, Bolsa, Balcão S/A (B3).

Paragraph 5. The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in paragraph 4 of this article, in case the other shareholders do not do so.

Article 33. It is incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and resolution, as well as the superior control of Eletrobras and affiliates, for the oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

Paragraph 1. The Board of Directors shall meet at least once a year, without the presence of the Company's President, including for the approval of the Annual Plan of Internal Audit Activities - PAINT and the Annual Report of Internal Audit Activities - RAINT.

Paragraph 2. The Board of Directors shall meet at least twice a year in the presence of the external auditors.

Article 34. The monthly remuneration payable to the members of the Board of Directors, fixed at a General Meeting, shall not exceed ten percent of the average monthly remuneration of directors, excluding the amounts related to additional vacations and benefits, and the payment of participation, of any kind, in the company's profits, shall be prohibited.

Sole paragraph. The members of the Board of Directors will have their travel and stay expenses reimbursed, whenever they live outside the city where the meeting is held, and only when traveling locally, when they live in the city.

Article 35. In addition to the cases provided for by law, there will be vacancy of office when the member of the Board of Directors fails to attend two consecutive meetings or three meetings during the last 12 (twelve) meetings, without a justified reason.

 Article 36. In the exercise of its duties, it is incumbent upon the Board of Directors, without prejudice to the powers provided for in current legislation:

I - resolve on the organization of subsidiary companies or termination of Eletrobras shareholding in said companies;

II - resolve on the association, directly or through a subsidiary or affiliate, with or without resources, for the constitution of business consortia or participation in companies, with or without controlling power, in Brazil or abroad, that are intended to be direct or indirectly to the exploitation of the production, transmission or distribution of electric energy under concession, authorization or permission regime;

III - resolve on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or affiliates, prior to its signature, in compliance with current legislation;

IV - define the policy of granting loans and financing, however, granting to administrators, Fiscal Council´s members, employees and controlling shareholder, is prohibited;

V - expressing itself on acts and approving contracts in accordance with the current policy of allocations, including, among these acts or contracts, but not limited to, the granting of financing to public electric energy utility companies under their control, and loans taking in the country or abroad;

VI - approve, in compliance with the competence policy, to provide a guarantee for loans or financing taken in the country or abroad, of controlled or non-controlled companies, in which it participates;

VII- approve, in accordance with the competence policy, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - resolve on the organization of technical and scientific research entities of Eletrobras business interest in the energy sector, as well as approve, respecting the competence policy, granting of financing and provision of guarantee for those under its control;

IX - convene the Shareholders' General Meeting, in the cases provided for in Law No. 6.404 of 1976, or whenever it deems it appropriate;

X - determine the distribution of charges among the members of the Board of Executive Officers, respecting the duties defined in these Articles of Association;

XI - propose to the General Meeting the capital increase, the issue of shares, subscription bonus and Eletrobras debentures, except those provided for in item XII;

XII - authorize the acquisition of shares issued by Eletrobras for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as to resolve on the issue of non-convertible bonds and ordinary debentures, non-convertible into shares;

XIII - resolve on the negotiation of shares or debentures;

XIV - authorize the disposal of permanent assets and the constitution of real liens, observing the Competence Policy regarding the disposal of movable assets;

XV - resolve on making and accepting donations with or without charges, in compliance with the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as in the Competence Policy;

XVI - elect and dismiss the company's directors and oversee its management;

XVII - examine, at any time, books and documents of Eletrobras, as well as request information on contracts entered into or in the process of execution and on any other acts;

XVIII - implement and supervise the risk management, internal controls and compliance systems established for the prevention and mitigation of the main risks to which Eletrobras and its affiliates are exposed, including risks related to the integrity of the accounting and financial information and those related to it to the occurrence of corruption and fraud;

XIX - analyze, at least quarterly, the balance sheet and other financial statements, without prejudice to the performance of the Fiscal Council;

XX - approve the administration and internal controls reports, as well as the accounts of the Board of Executive Officers;

XXI - choose and dismiss the independent auditors and also to choose and remove the financial institution that will keep the shares of Eletrobras in deposit accounts, in the name of the respective holders, under the book-entry regime, without issue of certificates, as determined by paragraph 1 of article 8 of these Articles of Association;

XXII - resolve on the appointment and dismissal of the occupant of the Internal Audit officeholder, after approval by the Ministry of Transparency and Government Accountability Office, the Ombudsman and the Secretariat of Governance;

XXIII - resolve on the assignments and functioning of the Internal Audit, Ombudsman Office and Secretariat of Governance;

XXIV - resolve on proposals to implement corrective measures or to improve procedures and routines, as a result of the analysis of the statements received by the Ombudsman Office;

XXV - request a periodic internal audit of the activities of the closed supplementary pension entity that manages the company's benefits plan;

XXVI - establish the fundamental directives of Eletrobras administrative organization;

XXVII - to elect, in compliance with the requirements of the current Nominating Policy, Eletrobras' representatives in the management of controlled or non-controlled companies, associations and foundations, in which it participates, and should be appointed to such positions, preferably employees of the company or subsidiaries;

XXVIII - elaborate, amend and approve its Internal Rules, observing the rules on composition and competence set forth in these Articles of Association and in the current legal norms;

XXIX - resolve on the declaration of interim dividends and on the payment of interest on shareholders' equity, at the proposal of the Board of Executive Officers, in accordance with the provisions of article 47, item XIII, of these Articles of Association;

XXX - grant vacations or leave of absence to the Company's President;

XXXI - approve the personnel regulations and establish the number of position of trust of the senior administration of Eletrobras, pursuant to item II of article 62 of these Articles of Association, as well as of its affiliates;

XXXII - approve the maximum number of personnel and Eletrobras’ public tender and its affiliates;

XXXIII - approve the Strategic Plan and the Business and Management Master Plan, as well as its amendments;

XXXIV - approve the annual budget of Eletrobras and its affiliates, which shall be prepared in accordance with the Strategic Plan and the Business and Management Master Plan and the Business and Management Plan of each company;

XXXV - approve the Corporate Performance Targets Contracts (CMDE), through which the Eletrobras affiliates undertake to comply with the strategic guidelines defined therein in order to meet the goals and results established by the parent company, as well as the consequences policy applied to Eletrobras and its affiliates, in line with its effective compliance;

XXXVI - approve the policies and guidelines on transactions and signing of contracts for the purchase and sale of Eletrobras electric energy and its affiliates, as well as their positions in lawsuits related to the Electric Energy market, subject to the provisions of item V of this article;

XXXVII - approve the investment projects of Eletrobras and its subsidiaries in accordance with the current Competence Policy;

XXXVIII - approve the policy of related party transactions, in accordance with the requirements of competitiveness, compliance, transparency, fairness and commutativity, which shall be reviewed at least annually;

XXXIX - perform the individual and collective performance evaluation, at least once a year, of the administrators and members of Committees, in accordance with current legislation;

XL - resolve on the creation, operation, by means of internal rules, and extinction of Support Committees to the Board of Directors to deepen the strategic studies, as well as, elect and dismiss their members, observing the current legislation;

XLI - approve the Competence Policy that contains the minimum requirements for appointment of members of the Board of Directors, the Fiscal Council and the Board of Executive Officers, in the companies in which Eletrobras and its affiliates participate, as well as of foundations, associations and pension funds;

XLII - establish policy to disclose Eletrobras information;

XLIII - approve and supervise the fulfillment of the specific goals and results to be achieved by members of the Board of Executive Officers;

XLIV - annually review the compliance with the goals and results in the execution of the Business and Management Master Plan and Strategic Plan, and shall publish their conclusions and inform them to the National Congress and the Federal Court of Auditors, in accordance with current legislation;

XLV - discuss, approve and monitor decisions involving corporate governance practices, relationships with stakeholders, personnel management policies and the code of conduct of agents within the scope of Eletrobras and the respective guidelines for its affiliates;

XLVI - approve the Competence Policy;

XLVII -  express its opinion on the proposals to be submitted for the resolution of the shareholders in meeting;

XLVIII - approve the Competence Policies for Compliance and Risk Management, Dividends and Equity Holdings, as well as other general policies of the company;

XLIX - subscribe to the Annual Letter with an explanation of the commitments to achieve public policy objectives;

L - approve the Regulation of bids;

LI- express itself on the report presented by the Board of Executive Officers resulting from the internal audit on the activities of the closed private pension entity;

LII- express itself on the remuneration of the members of the Board of Directors and profit sharing of the company;

LIII - authorize the constitution of subsidiaries, as well as the acquisition of minority interests in companies;

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - decide on cases not covered by these Articles of Association.

Paragraph 1. The number of senior management positions of trust of Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXI and XXXII of this article shall be submitted, in accordance with the law, to the approval of the Coordination and Governance of State-owned Companies - SEST.

Paragraph 2. The disclosure obligation referred to in item XLIV does not include information of a strategic nature, the disclosure of which may be demonstrably detrimental to the interests of the company.

Paragraph 3. The minutes of the meetings of the Board of Directors that contain resolution intended to produce effects before third parties shall be filed in the Trade Register.

Article 37. The Board of Directors shall, in each fiscal year, submit to the decision of the Annual General Meeting the management report and financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, under the terms of item XIII of article 47, and the certificate of the independent auditors.

Article 38. In the event of vacancy in office of Chairman in the Board of Directors, the substitute shall be elected at the first meeting of the Board of Directors, remaining in office until the next General Meeting.

Article 39. In the event of vacancy in the office of Officer, the substitute shall be appointed by the remaining officers and shall serve until the first General Meeting, pursuant to article 150 of Law No. 6.404 of 1976.

Sole paragraph. The Officer elected to replace shall complement the term of office of the person substituted.

Article 40. The Board of Directors will have the support of the Audit and Risk Committee and the Management, People and Eligibility Committee.

Paragraph 1. The committees mentioned in the heading provisions of this article shall have their operating rules set forth in their respective internal rules, under the terms defined in Law 13.303/16 and other applicable laws.

Paragraph 2. The assignments of the Audit and Risk Committee that are incumbent upon the Audit Committee provided for in Law 13.303/16 and its regulations may cover Eletrobras affiliates.

Paragraph 3. The Permanent Audit and Risk Committee shall be composed of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed in the applicable national and foreign laws and regulations, including the provisions of Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 4. The remuneration of the members of the Audit and Risks Committee shall be fixed by the General Meeting in an amount not inferior to the remuneration of the fiscal officers.

 Article 5. The members of the Board of Directors who occupy positions in the Audit and Risks Committee of the company itself, shall elect the remuneration of a member of said Committee.

Paragraph 6. The assignments of the Management, People and Eligibility Committee that are in charge of the Eligibility Committee established by Law 13.303/16 and its regulations may cover the companies in which Eletrobras participates directly and indirectly.

Article 41. In addition to the committees mentioned in the previous article, the Board of Directors may create other support committees for decision-making under the terms of item XL of article 36.

Sole paragraph. The rules of operation of the committees mentioned in the heading provisions of this article shall be provided for in their respective internal rules, without prejudice to applicable legislation.

CHAPTER VII

Board of Executive Officers

Article 42. The Board of Executive Officers shall be composed of the Chairman and up to six (06) directors, respecting a minimum of 03 (three) members, all elected by the Board of Directors, with unified management term of 02 (two) years, being allowed, at most 03 (three) consecutive renewals.

Sole paragraph. Eletrobras President will be chosen from among the members of the Board of Directors, and the same person cannot occupy the positions of President of the company and Chairman of the Board of Directors.

Article 43. Eletrobras' general management is responsible to the Board of Executive Officers, respecting the guidelines established by the Board of Directors.

Paragraph 1. The President and directors may not exercise management, administration or consulting functions in companies of private economy, public electric energy utility companies or in companies of private law connected in any way to the electric sector, except in subsidiaries, affiliates, special purpose companies and utility companies under the control of the States, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, observing the provisions of Law No. 9.292 of July 12, 1996, regarding receiving remuneration.

Paragraph 2. It is condition for investiture in management positions is the assumption of a commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

 Article 44. Members of the Board of Executive Officers may not depart from the exercise of their position for more than thirty consecutive days, except in the event of vacation or leave, as well as in cases authorized by the Board of Directors, under penalty of removal from office.

Paragraph 1. The granting of vacation or leave for up to 30 (thirty) days to the directors shall be the responsibility of the Board of Executive Officers, except as provided in item XXX of article 36 of these Articles of Association.

Paragraph 2. In the event of temporary impediment, leave or vacation of any of the members of the Board of Executive Officers, their replacement shall be in the manner determined by their peers, although no person may be chosen from this Board, except to the Chairman, whose substitute will be indicated among the other directors by the Board of Directors.

Paragraph 3. If there is definitely a vacancy on the Board of Executive Officers, the same criterion as in Paragraph 2 shall be used for the replacement of the Director withdrawing from the company until meeting of the Board of Directors for the permanent replacement and investiture of the new director, thus filling the vacant position, for the remaining term of the Director replaced.

Article 45. The Compliance Director will be selected through the presentation of a triple list defined by a company that specializes in executive selection.

Paragraph 1. The integrity area may report directly to the Board of Directors in situations where the Company's President is suspected of involvement in irregularities or when the latter fails to take the necessary measures in relation to the situation described therein.

Paragraph 1. In the situations mentioned in the previous paragraph, the subject will be discussed without the presence of the President of the company.

 Article 46. The members of the Board of Executive Officers are prevented from carrying out activities that constitute a conflict of interest, observing the form and term established in the relevant legislation.

Paragraph 1. After the management exercise, the former member of the Board of Executive Officers who is in a situation of impediment, may receive indemnity equivalent only to the monthly fixed fee of the function that they occupied observed in Paragraphs 2 and 3 of this article.

Paragraph 2. The configuration of the situation of impediment will depend on previous statement of the Public Ethics Committee of the Presidency of the Republic.

Paragraph 3. The former member of the Board of Executive Officers who, prior to the end of the period of impediment, will not be entitled to indemnity to the performance of their function in public or private administration prior to their investiture, provided that it does not characterize conflict interests.

Article 47. In the exercise of its duties, it is incumbent upon the Board of Executive Officers, especially:

I - elaborate and submit to the Board of Directors the fundamental guidelines of Eletrobras' administrative organization, as well as approve the referral of other matters within the competence of said Board;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following annual exercise, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - administer Eletrobras, take the appropriate measures for the faithful execution of the directives and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, express itself on acts and approve contracts in accordance with the current competence policy, including, among these acts or contracts, but not limited to, the granting of financing to public electric energy utility companies under their control, and the loan taking in the country or abroad;

IV - establish administrative, technical, financial and accounting standards for Eletrobras;

V - elaborate Eletrobras budgets, in accordance with the strategic plan and the multi-year business and investment plan;

VI - approve the changes in the organizational structure of Eletrobras boards of directors and its affiliates, including, in the case of Eletrobras, the creation, extinction and operation of Committees linked to it;

VII - submit to the approval of the Board of Directors, proposals on plans that provide for admission, career, access, advantages and conduct for Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - pronounce on the admission, praise, penalty, transfer and dismissal of subordinate employees directly to the directors;

X - delegate competence to directors to decide, in isolation, on matters included in the duties of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII - authorize, in accordance with current legislation, the removal of Eletrobras employees from their country, when it is for the performance of technical or professional development activities essential to its institutional mission;

XIII - elaborate, each fiscal year, the Administration Report, the financial statements, the proposal to distribute the dividends and the payment of interest on own equity and the application of surplus values, to be submitted to the Board of Directors, Fiscal Council and Audit and Risk Committees, and to the examination and resolution of the General Meeting;

XIV - elaborate plans for issuing convertible bonds and debentures, to be appraised by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;

XV - control the activities of subsidiaries or affiliates;

XVI - designate Eletrobras representative in the Meetings of the companies of which it participates as shareholder and of the associations that appear as member, issuing instructions for its performance;

XVII - approve the commercialization of rights derived from the research, development and innovation results of its affiliates related to the energy sector;

XVIII - establish voting guidelines for all Eletrobras affiliates in the Meeting of the Electric Energy Trading Chamber - CCEE;

XIX - resolve on the acquisition, disposal or encumbrance of movable and immovable assets, in accordance with the values defined in the current Competence Policy;

XX - elaborate, amend and approve its Internal Rules; and

XXI - supervise and monitor corporate entities, including Special Purpose Entities - SPEs, in which it holds ownership interests, in terms of governance practices, results presented and control, in proportion to the relevance, materiality and risks of the business.

CHAPTER VIII

Role of the President and Directors

Article 48. Without prejudice to the other roles of the Board of Executive Officers, it is incumbent upon the Company's President:

I - promote the formulation, management and monitoring of Strategic Planning and the Business and Management Plans of Eletrobras companies;

II - promote performance, sustainability and business development management;

III - represent Eletrobras, judicially or extrajudicially, or before other companies, shareholders and the public in general, and may delegate such powers to any director, as well as appoint representatives, prosecutors, agents or proxies;

IV- chair the General Meetings;

V - admit and dismiss employees;

VI - formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of Holding and Eletrobras companies with the company and coordinate the press, internal communication, events, publicity, sponsorship and ceremonial activities;

VIII - together with another director, operate Eletrobras cash and sign acts and contracts, and this power may be delegated to the other Eletrobras directors and attorneys or employees, with the approval of the Board of Executive Officers;

IX - ratify, in the form of the legislation in force, the act of Eletrobras companies that deliberate for the withdrawal from the country of their respective employees, except as provided in article 47, XII of these Articles of Association;

X - designate an election committee with the purpose of organizing the election of the employee representative on the Board of Directors. It is also incumbent upon them to proclaim the winner candidate and communicate the result to the controlling shareholder for adoption of the necessary measures for the appointment of the employee representative in the Board of Directors; and

XI - perform such other duties as may be set by the Board of Directors.

 Article 49. The other Directors are responsible for, without prejudice to other activities assigned to them by the Board of Directors:

Paragraph 1. It is incumbent upon the Generation Director:

  promote the prospection, evaluation and development of energy supply expansion projects;

  establish guidelines for the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

  III.        establish guidelines for maintenance programs and for monitoring the operational performance of the plants in operation; and

  coordinate activities related to the sectoral regulation of the generation, energy trading and energy efficiency businesses.

Paragraph 2. It is incumbent upon the Transmission Director:

  promote the analysis of new transmission business opportunities;

  promote the implementation of investment programs and the implementation of transmission projects of interest to Eletrobras;

  define the guidelines and monitor the operational performance and transmission maintenance programs, within the scope of the Eletrobras companies; and

  promote activities related to the sectoral regulation of the electric energy transmission segment within the scope of the Holding and Eletrobras companies.

Paragraph 3. It is incumbent upon the Distribution Director:

  promote the alignment of the management of Distribution Companies with the Strategic Planning of Eletrobras companies;

  monitor policies, strategies, planning, technical and commercial services and results of Distribution companies;

  define and monitor economic, financial and commercial and operational indicators of Distribution companies; and

  promote the technical and institutional relationship with government agencies and Associations, in matters related to the sectoral regulation of the electric energy distribution business.

Paragraph 4. It is incumbent upon the Compliance Director:

      I.        ensure procedural compliance and mitigation of risks in the activities of the Holding and Eletrobras companies, including fraud and corruption, ensuring compliance with internal and external laws, standards, norms and regulations of the Company, as well as ensure compliance with requirements of Law 13.303/2016;

    II.        adopt internal integrity mechanisms and procedures, as provided for in Decree 8.420/15, to enable the detection and correction of deviations, fraud, irregularities, as well as the incentive to report irregularities;

  III.        identify, evaluate, treat, monitor and report operational losses avoidable by better management of risks inherent in the main processes of Eletrobras companies, increasing the accountability of the parties involved; and

   IV.        provide the Board of Directors, the Audit and Risk Committee and the Board of Executive Officers with independent, impartial and timely assessments of the         effectiveness of risk management, the adequacy of internal controls and compliance with the rules and regulations associated with the operations of Eletrobras, especially those related to the risks evidenced in the Company's anticorruption practices.

Paragraph 5. It is incumbent upon the CFO and Investor Relations Director:

      I.        promote Eletrobras' economic, financial, tax and fiscal planning and control;

    II.        promote accounting control and the demonstration of economic-financial results;

  III.        promote the economic and financial analysis of investments and divestments; and

   IV.        promote the corporate, economic and financial management of interests, including Special Purpose Entities.

Paragraph 6. It is incumbent upon the Legal and Corporate Management Director:

      I.       promote legal representation of Eletrobras, in the judicial and administrative sphere, and internal legal advice;

     II.       promote people management practices;

   III.       provide the infrastructure and supply of goods and services; and

   IV.       provide Information Technology and Data and Voice Telecommunication resources.

CHAPTER IX

Fiscal Council

 Article 50. The Fiscal Council, of a permanent nature, consists of 05 (five) members and their respective alternates, elected by the General Meeting, all Brazilian residents and domiciled in the country, shareholders or not, with a term of service of 02 (two), at the most, 02 (two) consecutive renewals, thus constituted:

I - 01 (one) member and their alternate appointed by the Ministry of Finance, as representative of the National Treasury, who shall be a public servant with permanent bond with the federal public administration;

II - 02 (two) members and respective alternates elected by the controlling shareholder;

III - 01 (one) member and respective alternate elected by minority shareholders; and

IV - 01 (one) member and respective alternate elected by the holders of preferred shares.

Paragraph 1. The members and their respective alternates of the Fiscal Council indicated in terms of items III and IV of this article shall be elected by separate vote.

Paragraph 2. In the period provided for in the heading provisions of this article, the previous periods of service occurred less than 02 (two) years shall be considered.

Paragraph 3. Once the maximum period set forth in the heading provisions of this article has been reached, the Fiscal Council member's return may only occur after a period equivalent to a term of service.

Article 51. The investiture in Fiscal Officer position of Eletrobras will comply with the conditions imposed by the applicable legislation, as well as those provided for in the Policy of Designation of Eletrobras companies.

Paragraph 1. Whenever the Policy of Designation intends to impose additional requirements to those contained in the applicable legislation for Eletrobras 'Fiscal Officers, such requirements shall be referred to shareholders' resolutions at a General Meeting.

Paragraph 2. The members of the Fiscal Council shall be invested in their positions independently of the signing of the term of office, as of their respective election

Paragraph 3. The Fiscal Officer must, prior to taking office and leaving office, present a declaration of assets to the company, the Public Ethics Committee of the Presidency of the Republic - CEP/PR and the Federal Court of Auditors.

Paragraph 4. The monthly remuneration due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the directors, excluding the amounts related to additional vacations and benefits, being prohibited the payment of profit sharing of the company and the payment of remuneration in an amount higher than that paid to the Board of Directors.

Paragraph 5. The elected fiscal officers must participate, annually, in specific training on corporate and capital market legislation, disclosure of information, internal control, code of conduct, Law 12.846/2013 and other topics related to Eletrobras activities.

Paragraph 6. The reappointment of the Fiscal Officer who does not participate in any annual training provided by the company in the last two years is prohibited.

Paragraph 7. The members of the Fiscal Council shall perform their functions, which may not be delegated, in the sole interest of the company, considering that the exercise of the function is abusive in order to cause harm to the company or its shareholders or administrators, for itself or for another, an advantage that is not justified and that results, or may result, in the loss to the company, its shareholders or administrators.

Paragraph 8. The members of the Fiscal Council shall apply for insurance under the terms of paragraphs 1 and 4 of Article 29, of these Article of Association.

Paragraph 9. The members of the Fiscal Council shall apply the limitations set forth in the heading provisions and sole paragraph of Article 31 of these Articles of Association.

 Article 52. The members of the Fiscal Council shall elect, at their first meeting, their Chairman, who shall be responsible for submitting to the company, for compliance, the resolutions the body, recorded in the minutes book and Fiscal Council reports.

Paragraph 1. In the event of a vacancy, resignation, impediment or unjustified absence to two consecutive meetings or three interspersed meetings in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate, with the respective remuneration being payable.

Paragraph 2. The members of the Fiscal Council will have their travel and stay expenses reimbursed, whenever they live outside the city where the meeting is held, and only when traveling locally, when they live in the city.

 Article 53. In the exercise of its duties, it is incumbent upon the Fiscal Council, without prejudice to the powers provided for in current legislation:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the resolution of the General Meeting;

III - give an opinion on the proposals of the management bodies, to be submitted to the General Meeting, regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, incorporation, merger or spin-off;

IV - denounce, by any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - convene the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Meeting, whenever there are serious or urgent reasons, including in the agenda of the Meetings such matters as they deem necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements, elaborated periodically by Eletrobras;

VII - examine the financial statements of the fiscal year and comment on them;

VIII - exercise the assignments, provided for in items I to VII, in case of eventual liquidation of Eletrobras;

IX - examine the Annual Report on Internal Audit Activities - RAINT and the Annual Internal Audit Plan - PAINT;

X - carry out the evaluation of the performance of its members and of the Fiscal Council as a collegiate, at least once a year, in accordance with current legislation;

XI - elaborate, amend and approve its Internal Rules;

XII - monitor patrimonial, financial and budgetary execution, being able to examine books, any other documents and request information; and

XIII - oversee compliance with Eletrobras' participation limit in the costing of health care and supplementary pension benefits.

Paragraph 1. The management bodies are obliged, in a written communication, to make copies of the minutes of their meetings available to the members in office of the Fiscal Council, within ten days, copies of the minutes of its meetings and, within fifteen days of its receipt, copies of the balance sheets and other financial statements prepared periodically and the budget execution reports.

Paragraph 2. The members of the Fiscal Council shall attend the meetings of the Board of Directors or the Board of Executive Officers, in which they resolve on the matters in which they should comment (items II, III and VII of this article).

 Article 54. The Fiscal Council shall meet ordinarily once a month, and, extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The minimum quorums for meeting and approval of matters in the Fiscal Council are three officers.

CHAPTER X

Fiscal Year and Financial Statements

 Article 55. The fiscal year shall coincide with the calendar year beginning on January 01 and ending on December 31 of each year and shall comply with the financial statements to the provisions of Law No. 3.890-A, of 1961, to those of the federal legislation on electric energy, to the legislation on public companies and these Articles of Association.

Paragraph 1. In each fiscal year, a dividend distribution of not less than twenty-five percent of net income, adjusted according to the Law, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2. The amounts of dividends and interest paid or credited as remuneration on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the effective date of collection or payment, without prejudice to the incidence of default interest, when such payment is not made on the date fixed by the General Meeting.

Paragraph 3. The amount of interest, paid or credited, as interest on capital, pursuant to article 9, Paragraph 7 of Law No. 9.249 of December 26, 1995, and the relevant laws and regulations, may be imputed to holders of common shares and the minimum annual dividend of preferred shares, integrating such value to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 56. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and

II - fifty per cent, as an investment reserve, for the investment in public electric energy utility companies, whose accumulated balance may not exceed seventy-five per cent of paid-in capital stock.

 Article 57. The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

 Article 58. Eletrobras shall allocate annually, appearing in its budget, resources of at least five tenths percent on paid-in capital at the time of the close of the immediately preceding financial year, for application in technological development programs.

 Article 59. Shall be expired the claim contained in the lawsuit that has as its object to judicially claim the payment of dividends, which, not timely claimed, will revert to the benefit of Eletrobras.

CHAPTER XI

Employees

 Article 60. The Internal Audit, the Ombudsman's office and the Secretariat of Governance positions shall be exercised by employees of the permanent career framework of Eletrobras or its companies.

 Article 61. The employees of Eletrobras, its subsidiaries, affiliate and associate companies shall apply, as appropriate, the provisions of Labor Legislation, Law No. 3.890-A, of 1961, and of these Articles of Association.

 Article 62. The Eletrobras Staff will be composed of:

I - personnel admitted to positions of permanent career, by means of a selective process, consisting of tests, or of tests and titles;

II - occupants of senior management trust positions the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXI of article 36 of these Articles of Association; and

III - personnel admitted for a fixed term contract, observing the applicable legislation.

Paragraph 1. The senior management's positions of trust and the powers and responsibilities of their respective holders shall be defined in the Eletrobras position and salary plan.

Paragraph 2. The positions referred to in paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are outside the permanent staff of the company.

Paragraph 3. The occupants of a position of trust who carry out management acts generating salary advantages without prediction or in disagreement with what is established in the employment contracts, salary plan, collective bargaining agreement, or with the current legislation, will be responsible for the damages caused to the company, without prejudice to the penalties provided for in the Code of Ethics and Conduct of Eletrobras Companies.

 Article 63. After the end of each financial year of Eletrobras, and once accumulated losses have been deducted and the provision for income tax has been made, employees will be entitled to participate in profits or results, observing the rules contained in labor contracts, covenants and collective bargaining agreements and the guidelines established by the Secretariat for Coordination and Governance of State-owned Companies.

 Article 64. Eletrobras will provide social assistance to its employees, through the Eletrobras Social Security Foundation - ELETROS, in the form and means approved by the Board of Executive Officers.

CHAPTER XII

General Provisions

Article 65. Eletrobras, through its management, is obliged to provide information to the Minister of State for Mines and Energy, to the control bodies of the Federal Government, as well as to the Federal Court of Accounts and to the National Congress, in this case through the Minister of State of Mines and Energy.

Sole paragraph. The President, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to provide information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 66. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.

Paragraph 1. Installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its affiliates, provided that the legal regime of the service is observed at cost.

Paragraph 2. Until the requirement of Paragraph 1is fulfilled, the premises provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its affiliates.

Article 67. The Board of Executive Officers shall publish, in the Official Gazette of the Federal Government, after approval by the Minister of State for Mines and Energy:

I - the bidding regulations;

II - the personnel regulations, with the rights and duties of the employees, the disciplinary regime and the norms on verification of responsibility;

III - the staff in three columns indicating the total number of employees and the number of jobs provided and vacancies, broken down by career or category, on June 30 and December 31 of each year; and

IV - the plan of salaries, benefits, advantages and any other installments that compose the remuneration of its employees.

Article 68. The Internal Audit, Ombudsman Office and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

 Article 69. The installation and operation of the Audit and Risk Committee provided for in Article 40 of these Articles Association shall occur until 06/30/2018.

Address

SCN Commercial Sector North, Corner 06, Suite A, Block A, 6 and 8 floors - Ed. Venâncio 3000, Asa Norte, Brasília-DF

Annex:

BNDES and BNDESPAR Proposals

1.    Approve the changes requested in the Company's Articles of Association, in accordance with the Administration Proposal, observing the recommendations below;

2.    Recommendation for the inclusion in the Minutes of this Extraordinary General Meeting under review of the need to include in the "Policy for Nomination of Representatives" the requirements and prohibitions for the members appointed to compose all the committees of the Company, observing the minimum conditions established by Law 13.303 and by Decree 8.945.

3.    Recommendation that it be stated in the minutes that it is important for the Company to require the signature of a term of office by the members of the Fiscal Council, in order to provide greater legal certainty regarding the respective investitures.

Geide Daiana Conceição Marques, as representative of BNDES and BNDESPAR, with powers of attorney.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.